UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

(Amendment No.     )*

Hyal Pharmaceutical Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

44854D106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 16, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 6 pages)
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          2,158,921

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          2,158,921

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,158,921

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.81%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:

          Hyal Pharmaceutical Corporation ("Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:

          2425 Skymark Avenue
          Mississauga, Ontario
          Canada L4W 4Y6

Item 2(a).  Name of Persons Filing:

          The name of the person filing this statement on
     Schedule 13G is Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:
ELLIOTT

          The business address of Elliott is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

SINGER

          The business address of Singer is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

Item 2(c).Citizenship:

          Elliott is a limited partnership formed under the laws of Delaware.

Item 2(d).Title of Class of Securities

     Common Stock, without par value ("Common Stock").

Item 2(e).CUSIP Number:  44854D106

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: Elliott has beneficial ownership of 2,158,921 shares of Common Stock.

     (b) Percent of class: Elliott has beneficial ownership of 6.81% of all outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

             Elliott has sole power to vote or direct the vote of 2,158,921 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

             Not applicable

          (iii)  Sole power to dispose or to direct the
          disposition of

             Elliott has sole power to dispose or direct the disposition of 2,158,921 shares of Common
             Stock.

          (iv) Shared power to dispose or to direct the disposition of

             Not applicable


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable

Item 9.   Notice of Dissolution of Group.

          Not applicable

Item 10.  Certification.

          By signing below the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
April 24, 1998

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner